UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13D-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13D-1(B)(C),
         AND (D) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(B)

                                (AMENDMENT NO. )*

                                 Autobytel, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    05275N106
                                    ---------
                                 (CUSIP Number)

                               September 20, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

  [_]    Rule 13d-1(b)
  [X]    Rule 13d-1(c)
  [_]    Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SEC 1745 (3-98)                 Page 1 of 6 pages

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CUSIP NO. 05275N106                   13G                      PAGE 2 OF 6 PAGES
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------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

        Stephen J. Clearman
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [_]
                                                                        (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY

------- ------------------------------------------------------------------------
  4     CITIZENSHIP OR PLACE OF ORGANIZATION

        United States
------- ------------------------------------------------------------------------
                      5    SOLE VOTING POWER

                           401,696 shares
       NUMBER OF     ----- -----------------------------------------------------
         SHARES       6    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY           1,214,003 shares
          EACH       ----- -----------------------------------------------------
       REPORTING      7    SOLE DISPOSITIVE POWER
         PERSON
          WITH             401,696 shares
                     ----- -----------------------------------------------------
                      8    SHARED DISPOSITIVE POWER

                           1,214,003 shares
------- ------------------------------------------------------------------------
  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,615,699 shares
------- ------------------------------------------------------------------------
  10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [_]

------- ------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        5.2%
------- ------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                                Page 2 of 6 pages

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CUSIP NO. 05275N106                   13G                      PAGE 3 OF 6 PAGES
-------------------                                            -----------------
                                  Schedule 13G
                                  ------------
Item 1(a).   Name of Issuer:  Autobytel, Inc.
             --------------

Item 1(b).   Address of Issuer's Principal Executive Offices:
             -----------------------------------------------
             18872 MacArthur Boulevard, Irvine, CA 92612-1400

Item 2(a).   Name of Person Filing:  Stephen J. Clearman
             ---------------------

Item 2(b).   Address of Principal Business Office or, if None, Residence:
             -----------------------------------------------------------
             2 Executive Drive, Fort Lee, NJ, 07024-3304.

Item 2(c).   Citizenship:  Stephen J. Clearman is a United States citizen.
             -----------

Item 2(d).   Title of Class of Securities:
             ----------------------------
             Common Stock, $.001 par value per share.

Item 2(e).   CUSIP Number: 05275N106
             ------------

Item 3.      If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b)
             -----------------------------------------------------------------
             or (c), Check Whether the Person Filing is a:
             ---------------------------------------------
             Not Applicable.

Item 4.      Ownership.
             ---------
             (a) Amount Beneficially Owned:
                 Following purchases on September 20, 2001 and September 27, 2001, Stephen J. Clearman was the record holder of 401,696 shares of Common Stock (the "Record Shares"). As of both September 20, 2001 and September 27, 2001, Geocapital IV, L.P., a Delaware limited partnership, was the record holder of 1,214,003 shares of Common Stock (the "Geocapital IV Record Shares"). By virtue of the affiliate relationship between Geocapital IV, L.P. and Geocapital IV Management, L.P., a Delaware limited partnership, Geocapital IV Management, L.P. may be deemed to own beneficially all of the Geocapital IV Record Shares. In his capacity as an individual general partner of Geocapital IV Management, L.P., Stephen J. Clearman may be deemed to own beneficially all of the Geocapital IV Record Shares. Aggregating the Record Shares and the Geocapital IV Record Shares, Stephen J. Clearman may be deemed to own beneficially 1,615,699 shares of Common Stock.

                 Stephen J. Clearman expressly disclaims beneficial ownership of any of the Geocapital IV, L.P. Record Shares.

             (b) Percent of Class
                 Following his purchases of September 20, 2001 and September 27, 2001, Stephen J. Clearman may be deemed to own 5.2% of the outstanding Common Stock.

                                Page 3 of 6 pages

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CUSIP NO. 05275N106                   13G                      PAGE 4 OF 6 PAGES
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                 The foregoing percentage is calculated based on the 30,969,385 shares of Common Stock reported to be outstanding in a Quarterly Report on Form 10-Q for Autobytel, Inc. for the quarterly period ending September 30, 2001, filed with the Securities and Exchange Commission on November 14, 2001.

             (c) Number of shares as to which the person has:

                 (i)    sole power to vote or to direct the vote:

                        401,696

                 (ii)   shared power to vote or to direct the vote:

                        1,214,003

                 (iii)  sole power to dispose or direct the disposition of:

                        401,696

                 (iv)   shared power to dispose or direct the disposition of:

                        1,214,003

Item 5.      Ownership of Five Percent or Less of a Class.
             --------------------------------------------
             Not Applicable.

Item 6.      Ownership of More than Five Percent on Behalf of Another Person.
             ---------------------------------------------------------------
             Not Applicable.

Item 7.      Identification and Classification of the Subsidiary which Acquired
             ------------------------------------------------------------------
             the Security Being Reported on By the Parent Holding Company.
             -------------------------------------------------------------
             Not Applicable.

Item 8.      Identification and Classification of Members of the Group.
             ---------------------------------------------------------
             Not Applicable.

Item 9.      Notice of Dissolution of Group.
             ------------------------------
             Not Applicable.

                                Page 4 of 6 pages

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CUSIP NO. 05275N106                   13G                      PAGE 5 OF 6 PAGES
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Item 10.     Certification.
             -------------

                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




























                                Page 5 of 6 pages

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CUSIP NO. 05275N106                   13G                      PAGE 6 OF 6 PAGES
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                                    SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                         February 7, 2002
                                                  ------------------------------
                                                               Date

                                                      /s/ Stephen J. Clearman
                                                  ------------------------------
                                                            Signature

                                                        Stephen J. Clearman
                                                  ------------------------------
                                                            Name/Title















                                Page 6 of 6 pages